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bgllp.com

June 18, 2007

Mr. David Lyon

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Encore Bancshares, Inc.
Form S-1 Registration Statement
File Number 333-142735

Ladies and Gentlemen:

We are filing today, via EDGAR transmission, Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-142735) relating to a proposed offering and sale of shares of common stock of Encore Bancshares, Inc. (the “Company”).

In response to your letter dated June 11, 2007 to James S. D’Agostino, Jr., President of the Company, setting forth the staff’s comments regarding the Registration Statement, the Company has the following responses, which are contained in numbered paragraphs which correspond to the numbered paragraphs in the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms have the same meaning as set forth in the Registration Statement.

General

1.	This document contains a significant number of blank spaces. Please note that we may have related comments when this information is provided and those comments may be material.

Acknowleged. The Company expects to set the estimated price range for the offering and complete the related missing information in an amendment closer to the time the Company expects to print the preliminary prospectuses and begin its marketing effort.

2.	Please update the text of your filing to be at least as current as the financial statements.

Mr. David Lyon

June 18, 2007

The staff is advised that the prospectus has been updated to include information at least as current as the Company’s interim consolidated financial statements as of and for the three months ended March 31, 2007 included in the prospectus.

3.	In your document you use the terms, “private client offices,” and at other places in your document you use the term “branches.” It is unclear to us if these are two different offices, or if the terms are being used interchangeably. Please clarify this in the forepart of the document.

The staff is directed to the second bullet point on page 1, which has been revised to clarify that the term “private client offices” is used to describe the locations of Encore Bank, N.A. that the Company opened during its transformation or may open in the future. The staff is supplementally advised that the term "branches" is used to describe the former Guardian Savings and Loan locations that the Company disposed of in connection with its transformation.

Prospectus Summary, page 1

4.	Please revise the first paragraph to indicate that this is a summary of the material information provided in the prospectus.

The staff is directed to the first paragraph on page 1 of the prospectus, which has been revised to indicate that it is a summary of the material information in the prospectus.

5.	We suggest that, where appropriate in the summary, you quantify the non-recurring amounts from page 39 for each period provided in your selected historical data. We also suggest that you quantify the amount of net income contributed by each of the segments for the latest period provided on page 49.

The staff is directed to the third bullet point on page 1, which has been revised to add the amount of the non-recurring gains the Company incurred on the sale of branches and certain real estate. The staff is also directed to the fourth full paragraph on page 2, which has been revised to add the amount of net income contributed by each of the Company’s segments for the three months ended March 31, 2007.

6.	Please discuss, with quantification, the number of shares expected to be purchase by officers and directors. We note the related disclosure in the fourth paragraph on page 111.

The staff is supplementally advised that as of the date hereof, the Company does not expect that any of the Company’s directors or executive officers will purchase shares in this offering. Should this change prior to the completion of the offering, the prospectus will be revised to disclose the number of shares expected to be purchased by the

Mr. David Lyon

June 18, 2007

Company’s executive officers and directors pursuant to the directed share program.

History and Franchise Transformation, page 26

7.	Please disclose that the first sentence on page 27 is the opinion of management.

The staff is directed to the carryover paragraph on page 27, which has been revised to indicate that the statement is the opinion of management.

Role of Executives and Board . . ., page 80

8.	You say that the chief executive officer is not involved with any aspect of determining his own pay. Please reconcile this with the related disclosure in the paragraph bridging pages 81 and 82 and the second complete paragraph on page 82.

The staff is directed to the last paragraph on page 98, the carryover paragraph on page 99 and the second complete paragraph on page 99, which have been revised to clarify that the chief executive officer is not involved with any aspect of determining his own pay and to add that the Company’s Compensation Committee determines any bonus paid to the chief executive officer.

Elements of Compensation, page 81

9.	Please reconcile the information in the two sentences in the second paragraph.

The staff is directed to the second paragraph on page 98, which has been revised to reconcile the information in that paragraph regarding the perquisites provided to the Company’s named executive officers.

Certain Relationships . . ., page 92

10.	Pursuant to Item 404 of Regulation S-K revise this section to address all outstanding loans made to the referenced parties.

The staff is directed to the third paragraph on page 109, which has been revised to clarify that the statements required pursuant to Instruction 4.c. of Item 404(a) of Regulation S-K apply to all outstanding loans made to the referenced parties, not only the loans made during 2006.

Mr. David Lyon

June 18, 2007

Shares Eligible for Future Sale, page 108

11.	If correct, please disclose that officers and directors are purchasing for investment purposes only and not for resale.

The staff is directed to the carryover paragraph on page 125, which has been revised to add that shares that may be purchased by executive officers and directors of the Company in this offering, if any, will be purchased for investment purposes only, and not for resale.

General – Accounting

12.	Please provide an updated consent from your independent accountants in the pre-effective amendment.

The staff is directed to Exhibit 23.1 of the Registration Statement which contains an updated consent from the Company’s independent registered public accounting firm.

Encore Bancshares, Inc. and Subsidiaries Consolidated Financial Statements

13.	Please update your financial statements under Rule 3-12 of Regulation S-X.

The staff is directed to the Company’s interim consolidated financial statements as of and for the three months ended March 31, 2007 and related notes beginning on page F-2 of the prospectus.

If you have any questions or comments regarding this letter, please contact Charlotte Rasche at (713) 221-1576 or Will Luedke at (713) 221-1336.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche

Charlotte M. Rasche

CMR/wlvh